1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

July 25, 2016

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,644

Dear Mr. O’Connor:

This letter responds to your comments, as supplemented by our telephone conversation on July 14, 2016, with respect to post-effective amendment (“PEA”) number 1,644 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Core S&P Total U.S. Stock Market ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on July 6, 2016. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide a completed fee table at least one week prior to the filing becoming effective.

Response: The Trust will supplementally provide a completed fee table for the Fund’s prospectus at least one week prior to the filing becoming effective as requested.

Comment 2: Given the name of the underlying stock exchanges from which companies are drawn for the Underlying Index (NASDAQ Global Select Market and NASDAQ Global Market), it appears that the Fund will be investing in foreign stock. Please confirm whether the Fund will invest in foreign stock and that the Fund complies with the “names” Rule 35(d)-1.

Response: As described in the “Principal Investment Strategies” section of the Prospectus, only U.S. common equities from the NASDAQ Global Select Market and NASDAQ Global Market are eligible for inclusion in the Underlying Index. The Trust believes that the Fund complies with Rule 35(d)-1 since 80% of the Fund’s investments are in U.S. common equities included in the index comprising the Fund’s name.

Comment 3: Please confirm whether the Underlying Index is currently concentrated in a particular industry.

Response: The Underlying Index is not currently concentrated in any industry (i.e., does not have greater than 25% exposure).

Comment 4: Will the Fund invest in companies from non-U.S. countries, including undeveloped countries?

Response: The Underlying Index is composed only of U.S. companies and therefore the Fund will not invest in issuers from non-U.S. or undeveloped countries.

Comment 5: Please add the phrase “because the shares have decreased in value during the period” to the end of the penultimate sentence to footnote 1 of the Average Annual Total Returns table in the Prospectus.

Response: The phrase “in cases where the shares have decreased in value during the period” has been added in response to the Staff’s comment.

Comment 6: Please confirm that none of the risks listed in the section “A Further Discussion of Other Risks” of the Prospectus are principal risks of the Fund which should be moved to the “Principal Risks” section.

Response: The Trust confirms that none of the risks listed in the section “A Further Discussion of Other Risks” of the Prospectus are considered principal risks of the Fund.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre
Dervilla Lannon
Katherine Drury
Michael Gung
Seong Kim